July 5, 2005



Mr. Stanislas Vilgrain
Chief Executive Officer
Cuisine Solutions, Inc.
85 South Bragg Street, Suite 600
Alexandria, VA  22312


	Re:	Cuisine Solutions, Inc.
		Form 10-K for Fiscal Year Ended June 26, 2004
Filed September 24, 2004
      Forms 10-Q for Fiscal Quarters Ended September 18, 2004, December 11, 2004 and April 2, 2005
      Filed October 28, 2004, January 25, 2005 and May 17, 2005 Response Letters Dated April 28, 2005 and May 23, 2005
		File No. 0-12800


Dear Mr. Vilgrain:

      We have reviewed your response letter and have the following accounting comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended April 2, 2005

Controls and Procedures, page 25

1. In light of the fact that a weakness existed with respect to the lack of appropriate resources dedicated to external financial reporting, disclose in reasonable detail the basis for the conclusions by your principal executive officer and principal financial officer that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the quarterly report.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 if you have questions regarding the comment on the financial statements and related matters.  Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

??

??

??

??

Mr. Stanislas Vilgrain
Cuisine Solutions, Inc.
July 5, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010